UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2022

☐	Transition Report on Form 10-K

☐	Transition Report on Form 20-F

☐	Transition Report on Form 11-K

☐	Transition Report on Form 10-Q

☐	Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

INPIXON

Full Name of Registrant

Former Name if Applicable

2479 E. Bayshore Road

Suite 195

Address of Principal Executive Office

Palo Alto, CA 94303

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As disclosed by Inpixon (the “Registrant” or the “Company”) in its Current Report on Form 8-K filed with the Securities and Exchange Commission on March 20, 2023, on March 14, 2023 the Registrant completed the distribution and separation (the “Spin-Off”) of CXApp Holding Corp. and its subsidiaries (“CXApp”). The Annual Report on Form 10-K for the fiscal year ended December 31, 2022 (the “Annual Report) will be the Company’s first annual report since the completion of the Spin-Off. Due to the timing of the completion of the Spin-Off and related carve-out audit required to be filed in connection with the closing of such transaction, the Company requires additional time to complete certain analyses and disclosures to be included in the Annual Report. As a result, the Registrant was unable to file its Annual Report by the prescribed filing date of March 31, 2023 without unreasonable effort or expense.

PART IV — OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Nadir Ali	(408)	702-2167
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant expects to report certain significant changes in its results of operations. On March 30, 2023, the Registrant reported its preliminary unaudited financial results for the fiscal year ended December 31, 2022. Among other things, the Registrant reported revenues for the fiscal year ended December 31, 2022 of $19.4 million compared to $16.0 million for the comparable period in the prior year for an increase of approximately $3.4 million, or approximately 21%. This increase is primarily attributable to an increase in Indoor Intelligence sales, including $2.6 million from smart office app sales and $0.9 million from real time location-based technologies. The Registrant also reported gross profit for the fiscal year ended December 31, 2022, of $13.9 million compared to a gross profit of $11.6 million for the 2021 fiscal year, representing an increase of 20%.

In addition, the Registrant reported a loss from operations of approximately $56.7 million for the fiscal year ended December 31, 2022 compared to a loss of approximately $72.7 million for the fiscal year ended December 31, 2021, for a decreased loss of approximately $16.0 million or 22% which was primarily due to a higher gross margin, lower operating expenses from lower accrued earnout expense, lower stock based compensation and lower impairment of goodwill and intangibles in the fiscal year ended December 31, 2022, offset by increased unrealized foreign exchange losses, increases in other expenses including amortization of intangibles due to the acquisitions, professional fees, legal fees and compensation costs.

The Registrant believes that its results contained herein for the fiscal year ended December 31, 2022 are materially correct; however, because management's review is ongoing, there can be no assurance that the financial and accounting information referred to in this filing will not change upon completion of the audit and filing of the Annual Report.

Cautionary Note Regarding Forward-Looking Statements

This Form 12b-25 includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, without limitation, statements about the timing of the filing of the Annual Report and the Company’s expected financial results for the fiscal year ended December 31, 2022. Although the Registrant believes that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, beliefs and expectations, there can be no assurance that its expectations will be achieved. Except as otherwise may be required by law, the Registrant undertakes no obligation to update or publicly release any revisions to forward-looking statements to reflect events, circumstances, or changes in expectations after the date of this Form 12b-25.

Inpixon

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: April 3, 2023	By:	/s/ Nadir Ali
Nadir Ali
Chief Executive Officer

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